Lapolla Industries, Inc. Intercontinental Business Park 15402 Vantage Pkwy E, # 322 Houston, Texas 77032 281.219.4700 Fax 281.219.4710

September 18, 2015

File No. 001-31354

VIA EDGAR

Attn: John Cash

Accounting Branch Chief

Office of Manufacturing and Construction

United States

Securities and Exchange Commission

Washington, D.C. 20549

Re:	Lapolla Industries, Inc.
Form 10-K for the Fiscal Year ended December 31, 2014
Filed March 31, 2015
Form 10-Q for the Quarterly Period ended March 31, 2015
Filed May 12, 2015
Form 10-Q for the Quarterly Period ended June 30, 2015
Filed August 11, 2015
Response to Comment Letter dated September 3, 2015

Dear John Cash:

Set forth below is the response of Lapolla Industries, Inc. (the “Company”) to the comment letter of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated September 3, 2015 (the “Comment Letter”), regarding the Form 10-K for the fiscal year ended December 31, 2014, filed March 31, 2015 (the “Form 10-K”), the Form 10-Q for the quarterly period ended March 31, 2015, filed May 12, 2015 (the “First Quarter Form 10-Q”), and the Form 10-Q for the quarterly period ended June 30, 2015, filed August 11, 2015 (the “Second Quarter Form 10-Q”).

The Company’s responses are numbered to correspond to the Staff’s comments as numbered in the Comment Letter. For your convenience, each of the Staff’s comments contained in the Comment Letter has been restated below in its entirety, with the Company’s corresponding response set forth immediately under such comment.

Concurrent with the submission of this response letter, and in response to the Staff comments raised in the Comment Letter, the Company is filing separate amendments to the Form 10-K, the First Quarter Form 10-Q and the Second Quarter Form 10-Q.

Form 10-K for the Year Ended December 31, 2014

General

Comment 1. We note that you checked the box on the first page of your 10-K to indicate that you have submitted electronically and posted on your corporate website every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months. However, we are unable to locate on your corporate website the required Interactive Data Files. Please revise or advise.

Response 1. The Company’s website now has every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months posted under “SEC Filings – Interactive Data Files”. See http://www.lapolla.com/sec-filings-interactive-data/

Item 1. Business, page 2

International, page 4

Comment 2. We note disclosure on page 4 that “international growth and revenues are expected to increase in 2015 and beyond.” Given your disclosure that your “international presence represented approximately 4.14% and 13.7% of [y]our total product sales for the year ended December 31, 2014 and 2013, respectively,” please supplementally explain your basis for noting that your revenues and growth internationally are expected to increase in “2015 and beyond.” In future filings, please provide appropriate context and additional discussion with respect to management’s belief or opinion as to future growth and revenue.

Response 2. We made our statement that “International growth and revenues are expected to increase in 2015 and beyond” based on our plan to target international distributors as an area to drive future growth and revenue. We have maintained a continuing commitment to expansion in international markets and allocated capital resources towards this effort. Our effort involves both quantitative and qualitative aspects, and we are targeting building an international independent distributor base and developing markets through those independent distributors for our products in 2015 and going forward. In addition, we experienced some unfavorable currency conditions internationally in the markets we were targeting which caused consternation with our sales during 2014, which we did not expect to continue in 2015. We will provide a more qualitative context with additional discussion in our future filings.

Item 5. Market for the Company’s Common Equity, page 14

Market Information, page 14

Comment 3. We note disclosure on page 14 that the company’s “common stock is quoted on the OTCQB….” We note similar references to OTCQB on the cover page and in a risk factor on page 10. We contrast this to the company profile section of the investor relations tab on your company website, which notes “Trading: NASDAQ OTCBB.” Please advise.

Response 3. We have corrected this inconsistency. The Section entitled “Company Profile” now reflects “Quoted: OTCQB”. See http://www.lapolla.com/investor-relations/company-profile/.

Item 7. Management’s Discussion and Analysis…, page 15

Critical Accounting Policies and Estimates, page 19

Comment 4. You disclose on page F-11 that your accumulated deficit of $90 million, net loss of $3.7 million and negative operating cash flows of $1 million as of and for the year ended December 31, 2014 raise concerns about your liquidity. We also note that your operating results do not appear to have significantly improved during the six months ended June 30, 2015. Please tell us and revise to disclose the date of your most recent goodwill impairment test. Please also tell us and disclose if, as of the date of your most recent goodwill impairment test, you had any reporting units that had a fair value that was not substantially in excess of carrying value.

Response 4. We have reviewed and acknowledge your comments. The date of our most recent goodwill impairment test conducted in accordance with ASC 350 was December 31, 2014. Notwithstanding our liquidity disclosure, the Company did not have goodwill impairment for the periods covered in the report. According to our goodwill impairment analysis as of December 31, 2014, the aggregate amount of fair value of our reporting units was $42,053,867, of which $33,852,236 was attributable to our foam reporting unit and $8,201,631 was attributable to our coatings reporting unit, while the aggregate amount of carrying value of our reporting units was $13,754,022, of which $11,803,056 was for our foam reporting unit and $1,950,966 was for our coatings reporting unit. As a result of our reporting units having fair values substantially exceeding their carrying values, no indication of impairment existed at December 31, 2014.

As requested by the Staff, the Company has filed via EDGAR, on the date hereof, an amendment to the Form 10-K.

Comment 5. If you had any reporting units where fair value did not substantially exceed carrying value and thus were at risk of failing step one of the goodwill impairment test, please tell us and revise to disclose:

•	The percentage by which fair value exceeded carrying value as of the date of the most recent test;
•	The amount of goodwill allocated to the reporting unit;
•	A description of the methods and key assumptions used and how the key assumptions were determined;
•	A discussion of the degree of uncertainty associated with the key assumptions. The discussion regarding uncertainty should provide specifics to the extent possible (e.g., the valuation model assumes recovery from a business downturn within a defined period of time); and
•	A description of potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions.

Response 5. Our foam reporting unit and coatings reporting unit each had a fair value that substantially exceeded their respective carrying values for the periods covered by the report. See also our Response 4 above for more information.

Item 11. Executive Compensation, page 23

Summary Compensation Table, page 24

Comment 6. Please supplementally explain to us the basis for the bonus payments made to Messrs. Kramer and Adams in 2014. In future filings, please provide the necessary narrative disclosure, via footnote or otherwise, explaining how each bonus payment was determined for each named executive officer.

Response 6. The bonus payment of $3,254 to Mr. Kramer related to his international sales incentive pursuant to the new executive employment agreement with Mr. Kramer (the “2014 Kramer Agreement”). Refer to Item 11 – Executive Compensation, Agreements with Executive Officers, Douglas J. Kramer, page 24, wherein we state as part of the discussion for the 2014 Kramer Agreement, “…sales bonus of 1% for all new and ½% for certain existing international accounts, subject to such sales meeting certain gross profit margin criteria and credit and payment terms;”. The bonus payment of $5,000 to Mr. Adams was his non-discretionary annual bonus pursuant to the new executive employment agreement with Mr. Adams. Refer to Item 11 – Executive Compensation, Agreements with Executive Officers, Michael T. Adams, page 26, wherein we state as part of the discussion for the 2014 Adams Agreement, “…annual non-discretionary bonus of $5,000;”.

In future filings, we will provide the necessary narrative disclosure, via footnote or otherwise, explaining how each bonus payment was determined for each of our named executive officers.

Signatures, page 36

Comment 7. In future filings, please have your principal executive officer, principal financial officer, and controller or principal accounting officer indicate that they are signing the report in those individual capacities in the second portion of the signatures section. Refer to General Instruction D(2)(a) to Form 10-K.

Response 7. In future Form 10-K filings, we will have our principal executive officer, principal financial officer, and controller or principal accounting officer sign the report in each of their respective capacities in the second portion of the signatures section.

Item 15. Exhibits and Financial Statement Schedules

Audited Financial Statements

Note 11. Financing Instruments, page F-13

Comment 8. We note that you classified all balances due under your revolver loan as non-current as of December 31, 2014. You disclose on page 17 that your revolver loan includes an automatic cash sweep feature that applies any cash available at the end of each day to reduce your outstanding revolver loan balance for that day. Please tell us and revise your filings to disclose if your revolver loan agreement includes a subjective acceleration clause and the requirement to maintain a lock-box arrangement. If your revolver loan agreement includes a subjective acceleration clause and requires you to maintain a lock-box arrangement, please tell us how you considered ASC 470-10-45-3 through 45-6 in determining it was appropriate to classify your revolver loan as non-current as of December 31, 2014.

Response 8. We have reviewed your comment and confirm that the Loan and Security Agreement with Bank of America, N.A., dated as of August 31, 2010, as amended (the “Loan Agreement”), does not include a subjective acceleration clause.  The Loan Agreement initially contained a subjective acceleration clause,  which was subsequently eliminated by the First Amendment to Loan and Security Agreement, dated as of November 10, 2010, filed as Exhibit 10.1 to the Current Report  on Form 8-K on November 18, 2010. Refer to http://www.sec.gov/Archives/edgar/data/875296/000114036110046456/ex10_1.htm, Section 2.1.  The requirement to maintain a lock-box arrangement was included in the Loan Agreement and has not been amended.

Comment 9. Please tell us and revise to disclose the amount of credit availability on your revolver loan (subject to borrowing base limitations) as of December 31, 2014.

Response 9. We disclosed $2,754,601 in cash available under our revolver loan based on the borrowing base limitations at December 31, 2014 in our liquidity and capital resources section on page 17.

As requested by the Staff, the Company has filed via EDGAR, on the date hereof, an amendment to the Form 10-K.

Form 10-Q for the Quarterly Period Ended March 31, 2015 and Form 10-Q for the Quarterly Period Ended June 30, 2015

Comment 10. Please address the above comments in your interim filings as well.

Response 10. As requested by the Staff, the Company has filed via EDGAR, on the date hereof, an amendment to the First Quarter Form 10-Q and an amendment to the Second Quarter Form 10-Q.

In responding to the Staff’s comments, the Company has authorized the undersigned to acknowledge on its behalf that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We wish to express our sincere appreciation for the manner in which the Staff is guiding us in our compliance with applicable disclosure requirements, and more importantly, the enhancement of our presentation to our shareholders in our periodic filings filed with the Commission.

If you have any questions or concerns, wish to discuss, or require clarification on any of the matters addressed herein, please do not hesitate to contact me at your convenience.

Very truly yours,

LAPOLLA INDUSTRIES, INC.

/s/ Michael T. Adams, EVP

Michael T. Adams

Executive Vice President

MTA/